UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 63) *

Sears Holdings Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

812350106

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,725,568 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,725,568 (1)
	10.	Shared Dispositive Power 99,971,670 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,697,238 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.2% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(2)	Includes 32,717,912 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,452,290 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(3)	Based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,452,290 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert.

CUSIP No. 812350106

1.	Names of Reporting Persons. JPP II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,813,200 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,813,200 (1)
	10.	Shared Dispositive Power 41,186,800 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,000 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.7% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(2)	Includes 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(3)	Based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018, 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, and 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,124
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,124
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,124
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 193,341
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 193,341
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018.

CUSIP No. 812350106

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,069,033 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,069,033 (1)
	10.	Shared Dispositive Power 99,971,670 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,040,703 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(2)	Includes 32,717,912 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,452,290 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(3)	Based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,452,290 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert.

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,069,033 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,069,033 (1)
	10.	Shared Dispositive Power 99,971,670 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,040,703 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.4% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(2)	Includes 32,717,912 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,452,290 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(3)	Based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,452,290 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert.

CUSIP No. 812350106

1.	Names of Reporting Persons. JPP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,186,800 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,186,800 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,186,800 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(2)	Based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018, and 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

CUSIP No. 812350106

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 151,040,703 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,069,033 (1)
	10.	Shared Dispositive Power 99,971,670 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,040,703 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.4% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(2)	Includes 32,717,912 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,452,290 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(3)	Based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,452,290 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert.

This Amendment No. 63 to Schedule 13D (this “Amendment”) relates to common shares, par value $0.01 per share (the “Holdings Common Stock”), of Sears Holdings Corporation, a Delaware corporation (“Holdings”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), JPP II, LLC, a Delaware limited liability company (“JPP II”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), JPP, LLC, a Delaware limited liability company (“JPP”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (“SEC”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“In a grant of shares of Holdings Common Stock by Holdings on March 30, 2018, pursuant to the Extension Letter between Holdings and Mr. Lampert, Mr. Lampert acquired an additional 159,575 shares of Holdings Common Stock. Mr. Lampert received the shares of Holdings Common Stock as consideration for serving as Chief Executive Officer, and no cash consideration was paid by Mr. Lampert in connection with the receipt of such shares of Holdings Common Stock.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On December 13, 2017, Holdings, through the LC Borrowers, entities wholly-owned and controlled, directly or indirectly by Holdings, entered into a Fourth Amendment (the “Fourth LC Facility Amendment”) to the Amended LC Facility Agreement, with the LC Lenders and other lenders party thereto from time to time and the Issuing Bank, as administrative agent and issuing bank. The Fourth LC Facility Amendment modified the definition of “Default Rate” under the Amended LC Facility Agreement.

The foregoing description of the Fourth LC Facility Amendment does not purport to be complete and is qualified in its entirety by reference to the Fourth LC Facility Amendment, attached hereto as Exhibit 99.63 and incorporated by reference herein.

On February 13, 2018, Holdings, through the LC Borrowers, entities wholly-owned and controlled, directly or indirectly by Holdings, entered into a Fifth Amendment (the “Fifth LC Facility Amendment”) to the Amended LC Facility Agreement, with the LC Lenders and other lenders party thereto from time to time and the Issuing Bank, as administrative agent and issuing bank. The Fifth LC Facility Amendment added additional LC Lenders to the Amended LC Facility Agreement and modified the terms for the consummation of a cashless offer to exchange any outstanding Permitted Debt (as defined in the Amended LC Facility Agreement) for new Permitted Debt.

The foregoing description of the Fifth LC Facility Amendment does not purport to be complete and is qualified in its entirety by reference to the Fifth LC Facility Amendment, attached hereto as Exhibit 99.64 and incorporated by reference herein.

On April 20, 2018, Holdings, through the LC Borrowers, entities wholly-owned and controlled, directly or indirectly by Holdings, entered into a Sixth Amendment (the “Sixth LC Facility Amendment”) to the Amended LC Facility Agreement , with the LC Lenders and other lenders party thereto from time to time and the Issuing Bank, as administrative agent and issuing bank.

The Sixth LC Facility Amendment extends the maturity of the $271 million commitment under the existing LC Facility from its existing maturity date of December 28, 2018 through December 28, 2019. To secure their obligation to participate in letters of credit issued under the LC Facility, the LC Lenders are required to maintain cash collateral on deposit with the Issuing Bank in an amount equal to 102% of the commitments under the LC Facility (the “Lender Deposit”), and in connection with the maturity extension, the LC Borrowers paid the LC Lenders an upfront fee equal to 0.50% of the aggregate amount of the Lender Deposit. The Sixth LC Facility Amendment also requires the LC Borrowers to pay a fee equal to 0.50% of the aggregate amount of the Lender Deposit in connection with the termination of the LC Facility, whether at maturity or otherwise, or of any reduction in the amount of the LC Lenders’ commitments under the LC Facility.

The foregoing description of the Sixth LC Facility Amendment does not purport to be complete and is qualified in its entirety by reference to the Sixth LC Facility Amendment, attached hereto as Exhibit 99.65 and incorporated by reference herein.

On April 13, 2018, the Mezzanine Loan Borrower, JPP and JPP II and any other lenders from time to time (collectively, the “Mezzanine Loan Lenders”) and JPP, LLC, as administrative agent, entered into a First Amendment (the “First Mezzanine Loan Amendment”) to the Mezzanine Loan Agreement (as amended, the “Mezzanine Loan Agreement”). Pursuant to the First Mezzanine Loan Amendment, the Mezzanine Loan Lenders made an additional advance to the Mezzanine Loan Borrower in the aggregate amount of approximately $66.6 million, which amount was secured by the same pledge of equity interests in SRC O.P. LLC (the “Mezzanine Loan Collateral”), the direct parent company of the entities that own the 138 real properties that secure the obligations of the 2018 Secured Loan Borrowers under the 2018 Credit Agreement. JPP and/or JPP II, as Mezzanine Loan Lenders, have syndicated and/or participated a portion of the Mezzanine Loans they provided under the Mezzanine Loan Agreement and may further syndicate or participate all or an additional portion of the Mezzanine Loans from time to time to unaffiliated third parties on the same terms.

On April 20, 2018, the Mezzanine Loan Borrower, the Mezzanine Loan Lenders and JPP, LLC, as administrative agent, entered into a Second Amendment (the “Second Mezzanine Loan Amendment”) to the Mezzanine Loan Agreement. Pursuant to the Second Mezzanine Loan Amendment, the Mezzanine Loan Lenders made an additional advance to the Mezzanine Loan Borrower in the aggregate amount of approximately $72.2 million, which amount was secured by the Mezzanine Loan Collateral. As of April 20, 2018, after giving effect to such borrowing, the aggregate principal amount of the Mezzanine Loans outstanding under the Mezzanine Loan Agreement was approximately $378.9 million.

On April 20, 2018, certain of the Reporting Persons delivered a letter (the “Proposal”) to the Board of Directors of Holdings (the “Board”) pursuant to which those Reporting Persons proposed that the Board consider a divesture by Holdings of all or a portion of (i) its rights to the Kenmore brand name and other related assets (“Kenmore”), (ii) the Home Improvement Business of the Sears Home Services Division (“SHIP”) and (iii) the Parts Direct business of the Sears Home Services division (“Parts Direct”). The Proposal also included a non-binding indication of interest of those Reporting Persons to acquire SHIP and Parts Direct for $500 million. The Proposal indicates that such transaction would be undertaken in connection with (a) an exchange offer with respect to 50% of approximately $600 million in outstanding 2nd lien indebtedness not secured by real estate for equity of Holdings of equal value and (b) a tender offer for 100% of Holdings’ approximately $900 million in outstanding unsecured indebtedness at a discount to par. The Proposal indicates that those Reporting Persons would consider participating in such exchange offer and tender offer, assuming the proceeds of the proposed divestures are sufficient to allow Holdings to substantially reduce its overall leverage. The Proposal also notes that, if Holdings believed it would be helpful, those Reporting Persons would be prepared to submit a proposal for the acquisition of all or a portion of Kenmore.

The Proposal may relate to, or could result in, some or all of the matters referred to in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the Proposal, attached hereto as Exhibit 99.66 and incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Holdings or securities of Holdings for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Holdings or otherwise with respect to Holdings or any securities of Holdings or (ii) a member of any syndicate or group with respect to Holdings or any securities of Holdings.

As of the time of filing on April 23, 2018, the Reporting Persons may be deemed to beneficially own the shares of Holdings Common Stock set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	150,697,238	(1)(2)	73.2	% (3)	50,725,568	(2)	0	50,725,568	(2)	99,971,670	(1)
JPP II, LLC	60,000,000	(4)(5)	35.7	% (6)	18,813,200	(4)	0	18,813,200	(4)	41,186,800	(5)
SPE I Partners, LP	150,124		0.1%		150,124		0	150,124		0
SPE Master I, LP	193,341		0.2%		193,341		0	193,341		0
RBS Partners, L.P.	151,040,703	(1)(7)	73.4	% (3)	51,069,033	(7)	0	51,069,033	(7)	99,971,670	(1)
ESL Investments, Inc.	151,040,703	(1)(7)	73.4	% (3)	51,069,033	(7)	0	51,069,033	(7)	99,971,670	(1)
JPP, LLC	41,186,800	(5)	27.6	% (8)	41,186,800	(5)	0	0		41,186,800	(5)
Edward S. Lampert	151,040,703	(1)(7)	73.4	% (3)	151,040,703	(1)(7)	0	51,069,033	(7)	99,971,670	(1)

(1)	This number includes 32,717,912 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,452,290 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan. Mr. Lampert is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(2)	This number includes 20,192,514 shares of Holdings Common Stock held by Partners, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan. Partners is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP II.
(3)	This is based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018, the 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, the 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, the 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, the 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, the 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, the 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, the 3,452,290 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and the 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert. Partners is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP II. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Mr. Lampert is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP and is also the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.
(4)	This number includes 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(5)	This number includes 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(6)	This is based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018, 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, and 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(7)	This number includes 20,192,514 shares of Holdings Common Stock held by Partners, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 680,209 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 150,124 shares of Holdings Common Stock held by SPE I and 193,341 shares of Holdings Common Stock held by SPE Master I. Partners is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP II. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(8)	This is based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018, and 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated herein by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated herein by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, between ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.6	Form of Letter (incorporated herein by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

99.7	Loan Agreement, dated September 15, 2014, among Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.7 to the Amendment to Schedule 13D filed on September 16, 2014).

99.8	Participation Agreement, dated September 22, 2014, among PYOF 2014 Loans, LLC, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.8 to the Amendment to Schedule 13D filed on September 24, 2014).

99.9	Amended and Restated Participation Agreement, dated September 30, 2014, among PYOF 2014 Loans, LLC, The Fairholme Partnership, LP, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on October 1, 2014).

99.10	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.10 to the Amendment to Schedule 13D filed on October 17, 2014).

99.11	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.11 to the Amendment to Schedule 13D filed on October 28, 2014).

99.12	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.12 to the Amendment to Schedule 13D filed on October 28, 2014).

99.13	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.13 to the Amendment to Schedule 13D filed on October 28, 2014).

99.14	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.14 to the Amendment to Schedule 13D filed on October 28, 2014).

99.15	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.15 to the Amendment to Schedule 13D filed on November 12, 2014).

99.16	Form of Note (incorporated herein by reference to Exhibit 4.3 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.17	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.4 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.18	Amendment to Loan Agreement, entered into on February 25, 2015 and effective as of February 28, 2015, by and between JPP II, LLC and JPP, LLC and Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 26, 2015).

99.19	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.19 to the Amendment to Schedule 13D filed on June 16, 2015).

99.20	Exchange Agreement, dated as of June 26, 2015, by and among ESL Partners, L.P. and Edward S. Lampert and Seritage Growth Properties, L.P. and Seritage Growth Properties (incorporated herein by reference to Exhibit 99.20 to the Amendment to Schedule 13D filed on June 29, 2015).

99.21	Form of Purchase and Sale Agreement, dated as of July 2, 2015, by and among the Participating Limited Partner, RBS Partners, L.P. and RBS Partners, L.P., in its capacity as general partner of either SPE I Partners, LP or SPE Master I, LP (incorporated herein by reference to Exhibit 99.21 to the Amendment to Schedule 13D filed on July 6, 2015).

99.22	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE I Partners, LP and RBS Partners, L.P. (incorporated herein by reference to Exhibit 99.22 to the Amendment to Schedule 13D filed on July 6, 2015).

99.23	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE Master I, LP and RBS Partners, L.P. (incorporated herein by reference to Exhibit 99.23 to the Amendment to Schedule 13D filed on July 6, 2015).

99.24	Letter Agreement, dated January 28, 2016, by and between Holdings and Edward S. Lampert (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 3, 2016).

99.25	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.25 to the Amendment to Schedule 13D filed on February 4, 2016).

99.26	Loan Agreement, dated as of April 8, 2016, between Sears, Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation, and JPP, LLC, JPP II, LLC and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.26 to the Amendment to Schedule 13D filed on April 12, 2016).

99.27	Co-Lender Agreement, dated as of April 8, 2016, by and among JPP, LLC and JPP II, LLC, and Cascade Investment, L.L.C. and each transferee of a portion of any interest in the loan made in accordance with the Co-Lender Agreement (incorporated herein by reference to Exhibit 99.27 to the Amendment to Schedule 13D filed on April 12, 2016).

99.28	Assignment and Acceptance, dated as of April 8, 2016, by and between Bank of America, N.A., as assignor, and JPP II, LLC, as assignee (incorporated herein by reference to Exhibit 99.28 to the Amendment to Schedule 13D filed on August 26, 2016).

99.29	Assignment and Acceptance, dated as of April 8, 2016, by and between Bank of America, N.A., as assignor, and JPP, LLC, as assignee (incorporated herein by reference to Exhibit 99.29 to the Amendment to Schedule 13D filed on August 26, 2016).

99.30	Second Lien Credit Agreement, dated as of September 1, 2016, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, and JPP, LLC and JPP II, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on September 2, 2016).

99.31	Pari Passu Joinder Agreement, dated as of September 1, 2016, by JPP, LLC, as agreed to and accepted by Wilmington Trust, National Association, as collateral agent (incorporated herein by reference to Exhibit 99.31 to the Amendment to Schedule 13D filed on September 2, 2016).

99.32	Letter of Credit and Reimbursement Agreement, dated as of December 28, 2016, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, Citibank, N.A., as administrative agent and issuing bank, and JPP, LLC and JPP II, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on December 30, 2016).

99.33	Loan Agreement, dated as of January 3, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC and Kmart Corporation, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on January 4, 2017).

99.34	Omnibus Amendment to Loan Documents and Request for Advance to Loan Agreement, dated as of January 12, 2017 among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC and Kmart Corporation, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.59 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2017).

99.35	First Amendment dated March 2, 2017, to Letter of Credit and Reimbursement Agreement, dated as of December 28, 2016, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as L/C Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.60 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2017).

99.36	Amended and Restated Loan Facility, dated as of May 22, 2017, by and among Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation with JPP, LLC, JPP II, LLC, and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on May 24, 2017).

99.37	Amended and Restated Co-Lender Agreement, dated as of May 22, 2017, by and among JPP, LLC and JPP II, LLC, Cascade Investment, L.L.C., Petrus Yield Opportunity Fund, LP, Rimrock High Income Plus (Master) Fund, Ltd., Rimrock Low Volatility (Master) Fund, Ltd, Paragon SHC LLC, Paragon SHC II LLC, and each transferee of a portion of any interest in the loan made in accordance with the Amended and Restated Co-Lender Agreement (incorporated herein by reference to Exhibit 99.37 to the Amendment to Schedule 13D filed on May 24, 2017).

99.38	Amendment to Amended and Restated Loan Agreement, dated as of July 3, 2017, by and among Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation with JPP, LLC, JPP II, LLC, and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.38 to the Amendment to Schedule 13D filed on July 10, 2017).

99.39	First Amendment to Second Lien Credit Agreement (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2017).

99.40	Line of Credit Loan Proposal to JPP, LLC, dated as of July 13, 2017 (incorporated herein by reference to Exhibit 99.40 to the Amendment to Schedule 13D filed on July 17, 2017).

99.41	Line of Credit Loan Proposal to JPP II, LLC, dated as of July 13, 2017 (incorporated herein by reference to Exhibit 99.41 to the Amendment to Schedule 13D filed on July 17, 2017).

99.42	Line of Credit Lender Joinder Agreement, dated as of July 13, 2017, by and among JPP, LLC, and JPP II, LLC, Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, and JPP, LLC, in its capacity as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 99.42 to the Amendment to Schedule 13D filed on July 17, 2017).

99.43	Second Amendment to Letter of Credit and Reimbursement Agreement, dated as of August 1, 2017, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as LC Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2017).

99.44	Form of Assignment and Acceptance Agreement (incorporated herein by reference to Exhibit 99.44 to the Amendment to Schedule 13D filed on August 3, 2017).

99.45	Third Amendment to Letter of Credit and Reimbursement Agreement, dated as of August 9, 2017, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as LC Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on August 10, 2017).

99.46	Amended and Restated Loan Agreement, dated as of October 4, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc. and Troy Coolidge No. 13, LLC collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2017).

99.47	Second Amended and Restated Loan Agreement, dated as of October 18, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc., Troy Coolidge No. 13, LLC, Sears Development Co. and Big Beaver of Florida Development, LLC, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2017).

99.48	Amendment to Second Amended and Restated Loan Agreement, dated as of October 25, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc., Troy Coolidge No. 13, LLC, Sears Development Co. and Big Beaver of Florida Development, LLC, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2017).

99.49	Second Amendment to Amended and Restated Loan Agreement, dated as of October 25, 2017, among Sears Roebuck and Co., Sears Development Co., Innovel Solutions Inc., Big Beaver of Florida Development, LLC and Kmart Corporation, collectively as borrower, and JPP, LLC, JPP II, LLC and Cascade Investment, L.L.C. collectively as initial lenders (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2017).

99.50	Term Loan Credit Agreement, dated as of January 4, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders party thereto from time to time, and JPP, LLC, as administrative and collateral agent (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2018).

99.51	Second Amendment to Second Lien Credit Agreement, dated as of January 9, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, the guarantors party thereto, the lenders party thereto, and JPP, LLC, as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2018).

99.52	Amendment to Term Loan Credit Agreement, dated as of January 29, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders and other entities party thereto, and JPP, LLC, as administrative and collateral agent (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2018).

99.53	Third Amendment to Second Lien Credit Agreement, dated as of February 7, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders party thereto, and JPP, LLC, as administrative and collateral administrator (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2018).

99.54	Third Amendment to Term Loan Credit Agreement, dated as of February 7, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders party thereto, and JPP, LLC, as administrative and collateral administrator (incorporated herein by reference to Exhibit 10.3 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2018).

99.55	Second Amendment to Second Amended and Restated Loan Agreement, dated as of March 8, 2018, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc. and Troy Coolidge No. 13, LLC collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2018).

99.56	Indenture, dated as of March 20, 2018, by and among Sears Holdings Corporation, the guarantors party thereto and Computershare Trust Company, N.A., as trustee (attaching form of 6 5/8% Senior Secured Convertible PIK Toggle Note due 2019) (incorporated herein by reference to Exhibits 4.2 and 4.3 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.57	Second Supplemental Indenture, dated as of March 20, 2018, by and between Sears Holdings Corporation, as obligor, and Computershare Trust Company, N.A., as trustee (attaching form of 8% Senior Unsecured Convertible PIK Toggle Note due 2019) (incorporated herein by reference to Exhibits 4.4 and 4.5 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.58	Fourth Amendment to the Second Lien Credit Agreement, dated as of March 20, 2018, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, the lenders party thereto, and JPP, LLC, as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.59	Mezzanine Loan Agreement, dated as of March 14, 2018, among SRC Sparrow 2, LLC, as borrower, JPP, LLC and JPP II, LLC, as lenders, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 10.92 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2018).

99.60	Fifth Amendment to the Third Amended and Restated Credit Agreement, dated as of March 21, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corp., the lenders party thereto, Bank of America, N.A., as administrative agent, and the other parties thereto (incorporated herein by reference to Exhibit 10.4 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.61	Sixth Amendment to the Third Amended and Restated Credit Agreement, dated as of March 21, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corp., the lenders party thereto, Bank of America, N.A., as administrative agent, and the other parties thereto (incorporated herein by reference to Exhibit 10.5 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.62	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.62 to the Amendment to Schedule 13D filed on March 23, 2018).

99.63	Fourth Amendment to Letter of Credit and Reimbursement Agreement, dated as of December 13, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, JPP, LLC, JPP II, LLC and the other lenders party thereto, as lenders, and Citibank, N.A., as administrative agent (incorporated herein by reference to Exhibit 10.79 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2018).

99.64	Fifth Amendment to Letter of Credit and Reimbursement Agreement, dated as of February 13, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, JPP, LLC, JPP II, LLC and the other lenders party thereto, as lenders, and Citibank, N.A., as administrative agent (filed herewith).

99.65	Sixth Amendment to Letter of Credit and Reimbursement Agreement, dated as of April 20, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, JPP, LLC, JPP II, LLC, Crescent 1, L.P., Canary SC Fund, L.P., CYR Fund, L.P. and CMH VI, L.P., as lenders, and Citibank, N.A., as administrative agent (filed herewith).

99.66	Letter from ESL Investments, Inc. to the Board of Directors of Sears Holdings Corporation, dated April 20, 2018 (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2018	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

JPP II, LLC

By: ESL Partners, L.P., as its sole member

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.
By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer
JPP, LLC
By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Sole Member
EDWARD S. LAMPERT
By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOLDINGS CORPORATION

Entity	Date of Transaction	Description of Transaction	Shares Acquired		Price Per Share
Edward S. Lampert	03/30/2018	Grant of Shares Pursuant to a Letter between Edward S. Lampert and Holdings	159,575		$0
Edward S. Lampert	04/15/2018	Acquisition from Holdings of 6 5⁄8% Senior Secured Convertible PIK Toggle Notes	110,690	(1)	(2)
ESL Partners, L.P.	04/15/2018	Acquisition from Holdings of 6 5⁄8% Senior Secured Convertible PIK Toggle Notes	21,809	(1)	(2)

(1)	Represents the number of shares of Holdings Common Stock that may be acquired within 60 days upon the conversion of 6 5/8% Senior Secured Convertible PIK Toggle Notes into shares of Holdings Common Stock. The 6 5/8% Senior Secured Convertible PIK Toggle Notes are convertible at the option of an eligible holder into shares of Holdings Common Stock at the conversion price of 200 shares of Holdings Common Stock per $1,000 in principal amount of such notes, or $5.00 per share of Holdings Common Stock.
(2)	Holdings elected to pay interest on the 6 5⁄8% Senior Secured Convertible PIK Toggle Notes in-kind by increasing the principal amount of the 6 5⁄8% Senior Secured Convertible PIK Toggle Notes held by such reporting person.